Filed Pursuant to Rule 424(b)(5)
Registration No. 333-147200

Prospectus Supplement to the Prospectus Dated November 7, 2007

17,537,500 Common Shares

This prospectus supplement relates to: (i) up to 15,250,000 common shares (“Common Shares”) of Oilsands Quest Inc. (“we” or the “Corporation”) issuable from time to time on exercise of 15,250,000 share purchase warrants (the “Warrants”) expected to be issued by the Corporation on or about, May 12, 2009; (ii) up to 2,287,500 Common Shares issuable from time to time on exercise of 2,287,500 Warrants issued pursuant to the over-allotment option granted to the Agents (as defined below); and (iii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants. Each whole Warrant will entitle the purchaser to purchase one Common Share for a price of US$1.10 at any time on or prior to 4:30 p.m. (Calgary time) on May 12, 2011 (the “Expiry Time”).

On April 30, 2009, the Corporation filed a prospectus supplement to its registration statement on Form S-3ASR with the United States Securities and Exchange Commission (the “SEC”) and a prospectus supplement to its short form base shelf prospectus with the securities commission or similar regulatory authority in each of the provinces and territories of Canada (other than the province of Québec) relating to the offering (the “Unit Offering”) by the Corporation to the public in the United States and Canada of units (“Units”), each Unit consisting of one Common Share and one-half of a Warrant. The Unit Offering is expected to be completed on or about May 12, 2009. The exercise price of the Warrants was determined by negotiation between the Corporation and Genuity Capital Markets and TD Securities Inc., on their own behalf and on behalf of the other agents (the “Agents”).

The issued and outstanding Common Shares are listed on the NYSE AMEX (“AMEX”) under the symbol “BQI”. On May 11, 2009, the closing price of the Common Shares on such exchange was US$1.04 per Common Share. The Corporation has submitted a listing application to the AMEX applying for the listing of the Common Shares issuable upon exercise of the Warrants. Listing is subject to the Corporation fulfilling all of the requirements of AMEX on or before May 12, 2009.

Investing in the Common Shares involves risks that are described in the section entitled “Risk Factors” beginning on page S-4 of this prospectus supplement and in the accompanying prospectus and the documents incorporated by reference therein.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Certain of the directors of the Corporation and certain of the experts named in this prospectus supplement and the accompanying prospectus reside outside of Canada. Substantially all of the assets of these persons may be located outside Canada. The Corporation has appointed Macleod Dixon LLP, Suite 3700, 400 — Third Avenue SW, Calgary, Alberta, T2P 4H2 as its agent for service of process in Canada, but it may not be possible for investors to effect service of process within Canada upon the directors and experts referred to above. It may also not be possible to enforce against the Corporation, its directors and officers and certain of the experts named in this prospectus supplement and judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

Prospective investors should be aware that the acquisition of the Common Shares described herein may have tax consequences both in the United States and in Canada. Such consequences for investors who are resident in, or citizens of, Canada or the United States may not be described fully in this prospectus supplement or the accompanying prospectus.

May 11, 2009

Important Notice About Information in this
Prospectus Supplement and the Accompanying Prospectus

This prospectus supplement is a supplement to the accompanying prospectus that is also a part of this document. This prospectus supplement and the accompanying prospectus are part of a registration statement that the Corporation filed with the Securities and Exchange Commission, or the SEC, using a “shelf” registration process. Under the shelf registration statement, the Corporation may offer and sell its securities described in the accompanying prospectus in one or more offerings. Both this prospectus supplement and the accompanying prospectus include important information about the Corporation, its Common Shares, Warrants and other information you should know before investing in the Offered Securities. This prospectus supplement may also add, update and change information contained in the accompanying prospectus. To the extent that any statement made in this prospectus supplement is inconsistent with the statements made in the accompanying prospectus, the statements made in the accompanying prospectus are deemed modified or superseded by the statements made in this prospectus supplement.

Prospective investors should rely only on the information contained in or incorporated by reference into this prospectus supplement and the accompanying prospectus. The Corporation has not authorized any other person to provide prospective investors with additional or different information. If anyone provides prospective investors with different or inconsistent information, prospective investors should not rely on it. The Corporation is offering the Common Shares only in jurisdictions where offers and sales are permitted. Prospective investors should assume that the information appearing in this prospectus supplement and the accompanying prospectus, as well as information the Corporation has previously filed with the SEC and with the securities regulatory authority in each of the provinces of Canada other than Québec that is incorporated by reference herein, is accurate as of their respective dates only. The Corporation’s business, financial condition, results of operations and prospects may have changed since those dates.

In this prospectus supplement, unless otherwise specified or the context otherwise requires, all dollar amounts are expressed in US dollars. References to “dollars” or “$” or to “US$” are to lawful currency of the United States and references to “Canadian dollars” or “CDN$” are references to lawful currency of Canada.

Unless otherwise indicated, all financial information included and incorporated by reference in this prospectus supplement and the accompanying prospectus is determined using United States generally accepted accounting principles which are in effect from time to time in the United States.

Forward-Looking Information

This prospectus supplement and the accompanying prospectus and the documents incorporated by reference herein and therein include “forward-looking statements” within the meaning of securities laws, including the “safe harbour” provisions of applicable securities legislation, including Section 21E of the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Section 27A of the United States Securities Act of 1933, as amended (the “Securities Act”). All forward-looking statements are based on the Corporation’s current beliefs as well as assumptions made by, and information currently available to, the Corporation and relate to, among other things, anticipated financial performance, business prospects, strategies, regulatory developments, new services, market forces, commitments and technological developments. Forward-looking statements may be identified by the use of words like “believes”, “intends”, “expects”, “may”, “will”, “should”, or “anticipates”, or the negative equivalents of those words or comparable terminology, and by discussions of strategies that involve risks and uncertainties.

The risks and uncertainties of the Corporation’s business, including those discussed under “Risk Factors” and incorporated by reference in this prospectus supplement, the accompanying prospectus and the Annual Report (as defined herein) could cause the Corporation’s actual results and experience to differ materially from the anticipated results or other expectations expressed. The material assumptions in making these forward-looking statements are disclosed in the accompanying prospectus under the heading “Note of Caution Regarding Forward-Looking Statements”. In addition, the Corporation bases forward-looking statements on assumptions about future events, which may not prove to be accurate. In light of these risks, uncertainties and assumptions, prospective investors should not place undue reliance on forward-looking statements and should be aware that events described in the forward-looking statements set out in this prospectus supplement and the documents incorporated by reference in this prospectus supplement and the accompanying prospectus may not occur.

The Corporation cannot assure prospective investors that its future results, levels of activity and achievements will occur as the Corporation expects, and neither the Corporation nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. Except as required by law, the Corporation has no obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

Where to Find More Information

The Corporation has filed with the SEC a registration statement on Form S-3 relating to the Offered Securities (the “Registration Statement”). This prospectus supplement and the accompanying prospectus, which constitute a part of the Registration Statement, do not contain all of the information contained in the Registration Statement, certain items of which are contained in the exhibits to the Registration Statement as permitted by the rules and regulations of the SEC. Statements included or incorporated by reference in this prospectus supplement and in the accompanying prospectus about the contents of any contract, agreement or other documents referred to are not necessarily complete, and in each instance, prospective investors should refer to the exhibits for a complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

The documents described above are available electronically in the EDGAR database on the web site maintained by the SEC. You can find this information at http://www.sec.gov. You may also read and copy any materials the Corporation has filed with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Documents Incorporated by Reference

The following documents of the Corporation, which are filed by the Corporation with the SEC and the various securities commissions or similar authorities in each of the provinces of Canada other than Québec, are specifically incorporated by reference into and form an integral part of this prospectus supplement and the accompanying prospectus (filing date with the SEC in parentheses):

(a)	Annual Report on Form 10-K for the fiscal year ended April 30, 2008 (June 27, 2008), as amended by the Form 10-K/A (March 18, 2009) (the “Annual Report”);

(b)	Quarterly Reports on Form 10-Q for the quarters ended July 31, 2008 (September 9, 2008), October 31, 2008 (December 9, 2008) and January 31, 2009 (March 12, 2009);

(c)	Current Reports on Form 8-K, as amended, reporting events of:

April 30, 2009 (May 1, 2009)
April 30, 2009 (May 1, 2009)
April 29, 2009 (April 29, 2009)
April 7, 2009 (April 13, 2009)
January 29, 2009 (February 4, 2009)
October 15, 2008 (October 21, 2008)
October 3, 2008 (October 7, 2008)
September 23, 2008 (September 25, 2008)
September 22, 2008 (September 23, 2008)
July 15, 2008 (July 21, 2008)
May 23, 2008 (May 30, 2008)
May 13, 2008 (May 15, 2008)
May 12, 2008 (May 12, 2008)

(d)	Registration Statement on Form 10-SB filed October 14, 1999, registering the Corporation’s Common Shares under the Securities Act of 1934, as amended by Form 8-A filed March 13, 2006 and on August 23, 2006.

Any documents of the type referred to above subsequently filed by the Corporation with the SEC after the date of this prospectus supplement and prior to the termination of the Offering shall be deemed to be incorporated by reference into this prospectus supplement and the accompanying prospectus for the purposes of this Offering. These documents are available through the internet from the SEC, which can be accessed at www.sec.gov.

Risk Factors

An investment in the Common Shares offered hereunder involves certain risks. In addition to the other information contained in this prospectus supplement and the accompanying prospectus, and in the documents incorporated by reference herein and therein, prospective purchasers of Common Shares should consider carefully the risk factors referenced in the accompanying prospectus under the heading “Risk Factors” and in the documents incorporated by reference.

Use of Proceeds

From time to time, when Warrants are exercised, the Corporation will receive proceeds equal to the aggregate exercise price of such Warrants. Assuming that all of the Warrants are exercised prior to the Expiry Time and that no adjustment based on the anti-dilution provisions contained in the Warrant indenture has taken place, the net proceeds to the Corporation will be approximately US$16,775,000. If the Over-Allotment Option is exercised in full the total net proceeds to the Corporation from the exercise of the Warrants will be approximately US$19,291,250. The Corporation will use the funds to continue its testing activities at Test Sites 1 and 3, continue its exploration activities on its existing permits and licenses and for general corporate purposes. Specific allocations of the proceeds for such purposes have not been made at this time.

Consolidated Capitalization

Since January 31, 2009, the Corporation has issued 1,399,100 Common Shares on exchange of exchangeable shares. There have been no other material changes in the share and loan capital of the Corporation on a consolidated basis from January 31, 2009 to the date of this prospectus supplement. After giving effect to the Offering, and assuming the Offering is fully subscribed and the Warrants are not exercised, the shareholders’ equity of the Corporation will increase by the amount of US$24,628,750 and the issued and outstanding Common Shares, on a fully diluted basis, will increase by 30,500,000 shares. The full exercise of the Warrants would result in aggregate net proceeds to the Corporation of US$41,403,750, and the issued and outstanding Common Shares, on a fully diluted basis, will increase in aggregate by 45,750,000 shares. In the event of the exercise in full of the Over-Allotment Option for Units and the Offering is fully subscribed and the exercise in full of the Warrants included in the Over-Allotment Option, the shareholders’ equity of the Corporation will increase by an additional US$6,210,563 and the number of issued and outstanding Common Shares, on a fully diluted basis, will increase by an additional 6,862,500 shares. All amounts recorded are before expenses.

Terms of the Warrants

Set forth below is a summary of the material attributes and characteristics of the Warrants.

Warrants

The Warrants will be issued under an indenture (the “Warrant Indenture”) to be entered into between the Corporation and Computershare Trust Company of Canada (the “Warrant Trustee”) on or before the closing of the Offering. The Corporation will appoint the principal transfer office of the Warrant Trustee in Vancouver, British Columbia as the location at which the Warrants may be surrendered for exercise, transfer or exchange. Under the Warrant Indenture, the Corporation may, subject to applicable law, purchase in the market, by private contract or otherwise, any of the Warrants then outstanding, and any Warrants so purchased will be cancelled. The exercise price of the Warrants will be payable in US dollars.

The Warrant Indenture will provide for adjustment in the number of Common Shares issuable upon the exercise of the Warrants and/or the exercise price per Common Share upon the occurrence of certain events, including:

(i)	the issuance of Common Shares or securities exchangeable for or convertible into Common Shares at no additional cost to all or substantially all of the holders of the Common Shares by way of a stock dividend or other distribution (other than the issuance of Common Shares to holders of Common Shares pursuant to their exercise of options to receive dividends in the form of Common Shares in lieu of dividends paid in the ordinary course on the Common Shares (as used in this paragraph, “dividends paid in the ordinary course” means dividends paid on the Common Shares in any fiscal year of the Corporation in cash, provided that the amount of such dividends does not in such fiscal year exceed 5% of the exercise price of the Warrants, and for such purpose the amount of any dividend paid in shares shall be the aggregate stated capital of such shares, and the amount of any dividend paid in other than cash or shares shall be the fair market value of such dividend as determined by a resolution passed by the board of directors of the Corporation, subject, if applicable, to the prior consent of any stock exchange or any other over-the-counter market on which the Common Shares are then traded));

(ii)	the subdivision, redivision or change of the Common Shares into a greater number of shares;

(iii)	the reduction, combination or consolidation of the Common Shares into a lesser number of shares;

(iv)	the issuance to all or substantially all of the holders of the Common Shares of rights, options or warrants under which such holders are entitled, during a period expiring not more than 45 days after the record date for such issuance, to subscribe for or purchase Common Shares, or securities exchangeable for or convertible into Common Shares, at a price per share to the holder (or at an exchange or conversion price per share) of less than 95% of the “current market price”, as defined in the Warrant Indenture, for the Common Shares on such record date; and

(v)	the issuance or distribution to all or substantially all of the holders of the Common Shares of securities of the Corporation including rights, options or warrants to acquire shares of any class of securities exchangeable or convertible into any such shares or property or assets and including evidences of indebtedness, or any property or other assets.

The Warrant Indenture will also provide for adjustment in the class and/or number of securities issuable upon the exercise of the Warrants and/or exercise price per security in the event of the following additional events:

(i)	reclassification of the Common Shares (other than as described above);

(ii)	consolidation, amalgamations, arrangements or mergers of the Corporation with or into any other corporation or other entity (other than consolidations, amalgamations, arrangements or mergers which do not result in any reclassification of the outstanding Common Shares or a change of the Common Shares into other shares); or

(iii)	the transfer of the undertaking or assets of the Corporation as an entirety or substantially as an entirety to another corporation or entity.

No adjustment to the exercise price or the number of Common Shares purchasable upon the exercise of the Warrants will be required to be made unless the cumulative effect of the such adjustment or adjustments would result in a change of at least 1% in the prevailing exercise price or a change in the number of Common Shares purchasable upon exercise by at least one one-hundredth of a Common Share, as the case may be.

The Corporation will also covenant in the Warrant Indenture that, during the period in which the Warrants are exercisable, it will give notice to each registered holder of Warrants (each, a “Warrantholder”) of certain stated events, including events that would result in an adjustment to the exercise price for the Warrants or the number of Common Shares issuable upon exercise of the Warrants, at least 10 business days prior to the record date or effective date, as the case may be, of such event.

No fractional Common Shares will be issuable upon the exercise of any Warrants, but cash will be paid in lieu of any fractional share entitlement based on the “current market value”, as will be defined in the Warrant Indenture, of the Common Shares, provided that the Corporation shall not be required to make any such cash payment that is less than US$10.00. Warrantholders will not have any voting or pre-emptive rights or any other rights which a holder of Common Shares would have.

From time to time, the Corporation and the Warrant Trustee, without the consent of the Warrantholders, may amend or supplement the Warrant Indenture for certain purposes, including correcting or rectifying any ambiguities, defects or inconsistencies or making any change that does not prejudice the rights of any Warrantholder. Any amendment or supplement to the Warrant Indenture that would prejudice the interests of the Warrantholders may only be made by “extraordinary resolution”, which is to be defined in the Warrant Indenture as a resolution either (1) passed at a meeting of the Warrantholders at which there are Warrantholders present in person or represented by proxy representing at least 10% of the aggregate number of the then outstanding Warrants (unless such meeting is adjourned to a prescribed later date due to a lack of quorum, at which adjourned meeting the Warrantholders present in person or by proxy shall form a quorum) and passed by the affirmative vote of Warrantholders representing not less than 66 2/3 % of the aggregate number of all the then outstanding Warrants represented at the meeting and voted on the poll upon such resolution, or (2) adopted by an instrument in writing signed by the Warrantholders representing not less than 66 2/3 % of the aggregate number of all the then outstanding Warrants.

It is a condition of the closing of this Offering that the Corporation has filed with the SEC a prospectus supplement regarding the offering of Common Shares issuable from time to time upon the exercise of the Warrants. The Corporation has agreed to use its reasonable best efforts to maintain the Registration Statement or another registration statement relating to these Common Shares effective until the earlier of the expiration date of the Warrants and the date on which no Warrants remain outstanding. If no such registration statement is effective, no holder of Warrants will be permitted to exercise Warrants, unless an exemption from the registration requirements of the Securities Act is available. During any such period any holder of Warrants may give notice to the Corporation of their desire to exercise the Warrants at which time the Corporation will, at its sole discretion, either (i) redeem the Warrants held by them for a redemption price equal to the difference between the current market price (as applicable) per Common Share and the exercise price, multiplied by the number of Common Shares otherwise issuable upon the exercise of the Warrants or (ii) permit the cashless exercise of the Warrants and issue such number of Common Shares calculated pursuant to the provisions of the Warrant Indenture, provided that such Common Shares shall not be subject to any transfer restrictions in the United States or Canada. Nothing herein shall prevent the amalgamation, arrangement, merger or sale of the Corporation, including any take-over bid, and any associated delisting or deregistration or ceasing to be a reporting issuer, provided that, so long as the Warrants are still outstanding and represent a right to acquire securities of the acquiring company, the acquiring company shall assume the Corporation’s obligations under the Warrant Indenture. If no such registration statement is effective, the Corporation will notify the Warrant Trustee in accordance with the provisions of the Warrant Indenture.

The foregoing is a summary only of the terms of the Warrants and is qualified by the more detailed provisions of the Warrant Indenture.

Plan of Distribution

This prospectus supplement relates to: (i) up to 15,250,000 Common Shares issuable from time to time on exercise of 15,250,000 Warrants expected to be issued by the Corporation on or about, May 12, 2009 (the “Expiry Time”); (ii) up to 2,287,500 Common Shares issuable from time to time on exercise of 2,287,500 Warrants issued pursuant to the over-allotment option granted to the Agents (as defined below); and (iii) such indeterminate number of additional Common Shares that may be issuable by reason of the anti-dilution provisions contained in the indenture governing the Warrants.

On April 30, 2009, the Corporation filed a prospectus supplement to its registration statement on Form S-3ASR with the SEC and a prospectus supplement to its short form base shelf prospectus with the securities commission or similar regulatory authority in each of the provinces and territories of Canada (other than the province of Québec) relating to the Unit Offering by the Corporation to the public in the United States and Canada. The Unit Offering is expected to be completed on or about May 12, 2009. The exercise price of the Warrants was determined by negotiation between the Corporation and Genuity Capital Markets and TD Securities Inc., on their own behalf and on behalf of the other Agents.

It is a condition of closing of the Unit Offering that the Corporation has filed with the SEC this prospectus supplement registering the offering of the Common Shares issuable from time to time on the exercise of the Warrants.

This prospectus supplement registers the offering of the securities to which it relates under the Securities Act. This prospectus supplement does not qualify in any of the provinces or territories of Canada the distribution of the securities to which it relates.

The Common Shares to which this prospectus supplement relates will be sold directly by the Corporation to holders of Warrants on the exercise of such Warrants. No underwriters, dealers or agents will be involved in these sales.

The transfer agent for the Corporation’s Common Shares is, and the Warrant Trustee will be, Computershare Trust Company of Canada.

The Common Shares are listed on the AMEX under the symbol “BQI.” The Corporation has submitted a listing application to the AMEX applying for the listing of the Common Shares issuable upon exercise of the Warrants. Listing is subject to the Corporation fulfilling all of the requirements of AMEX on or before May 12, 2009.

Certain Income Tax Considerations

Certain Canadian Federal Income Tax Considerations

In the opinion of Macleod Dixon llp, counsel to the Corporation, the following is a fair and adequate summary of the principal Canadian federal income tax considerations generally applicable to a holder of Common Shares and who, for purposes of the Income Tax Act (Canada) (the “Tax Act”) and at all relevant times deals at arm’s length and is not affiliated with the Corporation and holds, and who will acquire and hold, the Common Shares and Warrants as capital property. The Common Shares and Warrants will generally constitute capital property to a holder thereof unless the holder holds them in the course of carrying on a business of buying and selling securities or acquires them in a transaction or transactions considered to be an adventure in the nature of trade.

This summary is based on the current provisions of the Tax Act and the regulations thereunder (the “Regulations”), all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Proposed Amendments”) and counsel’s understanding of the current published administrative practices of the Canada Revenue Agency (the “CRA”). Except for the Proposed Amendments, this summary does not take into account or anticipate any changes in law or administrative practice, nor does it take into account provincial or territorial tax laws of Canada or the tax laws of any foreign jurisdiction. No assurance can be given that the Proposed Amendments will be enacted as proposed (or at all) or that legislative, judicial or administrative changes will not alter the statements made herein.

This summary does not apply to a subscriber (i) that is a “financial institution”, a “specified financial institution” or an interest in which constitutes a “tax shelter investment”, all within the meaning of the Tax Act; (ii) that is a partnership or trust; (iii) with respect to whom the Corporation is a foreign affiliate within the meaning of the Tax Act or (iv) to whom the functional currency reporting rules in the Tax Act apply.

Foreign Investment Entity Status

The Proposed Amendments contain provisions that relate to the taxation of certain interests held by Canadian residents in certain non-resident entities, applicable for taxation years commencing after 2006 (the “FIE Tax Proposals”), notwithstanding that they have yet to be passed into law. However, the January 27, 2009 Federal Budget announced that the Government of Canada will review the existing FIE Tax Proposals in light of the submissions that it has received before proceeding with measures in this area.

The FIE Tax Proposals will apply, among other things, to certain investments in non-resident entities designated as “foreign investment entities” (“FIEs”) generally applicable for taxation years after 2006. In general terms, the FIE Tax Proposals, as currently drafted, would apply to require a Canadian resident holder that holds a “participating interest” (that is not an “exempt interest”) in a non-resident entity that is a FIE at the entity’s taxation year-end to take into account in computing the Canadian resident holder’s income for the holder’s taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the “designated cost” of such participating interest held by the Canadian resident holder at the end of each month ending in the holder’s taxation year at which time the participating interest is held by the holder; (ii) in certain limited circumstances, any gains or losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, the holder’s proportionate share of the FIE’s income (or loss) for the year calculated using Canadian tax rules. For the purposes of the FIE Tax Proposals, the Common Shares will constitute participating interests in the Corporation.

The Corporation will not be a FIE at the end of a taxation year provided that, at that time, the “carrying value” of all of the Corporation’s “investment property” is not greater than one-half of the “carrying value” of all of its property or, throughout the taxation year, its principal undertaking was the carrying on of a business other than an investment business as determined for purposes of the FIE Tax Proposals. There can be no assurances that the Corporation will not be a FIE at the end of any of its taxation years.

Foreign Property Information Reporting

A Canadian resident holder that is a “specified Canadian entity” for a taxation year or a fiscal period and whose total cost amount of “specified foreign property”, including the Common Shares, at any time in the year or fiscal period exceeds $100,000 (as such terms are defined in the Tax Act) will be required to file Form T-1135 for the year or period disclosing prescribed information. Subject to certain exceptions, a Canadian resident holder will generally be a specified Canadian entity. Holders should consult their own tax advisors regarding these rules.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular subscriber. Accordingly, holders should obtain independent advice regarding the income tax consequences applicable to them based on their own particular circumstances.

For purposes of the Tax Act, each amount relating to the acquisition, holding or disposition of the Common Shares must be converted into Canadian dollars using the Bank of Canada noon day rate, for the exchange of Canadian currency into U.S. dollars, on the effective date that the amount first arose, or such other method as is acceptable to the CRA.

Holders Resident in Canada

The following summary applies only to holders of Common Shares and Warrants that are, at all material times, residents or deemed residents of Canada for the purposes of the Tax Act.

Acquisition of Common Shares Upon Exercise of Warrants

The exercise of Warrants in exchange for Common Shares will not be considered to be a disposition of property for tax purposes, rather, the cost to the subscriber of such Warrants plus the amount paid on the exercise of the Warrants will constitute the cost to the subscriber of the Common Shares so acquired. In determining a subscriber’s adjusted cost base in any Common Shares, the cost of the Common Shares acquired on exercise of the Warrants must be averaged with the cost of any other Common Shares held by such subscriber as capital property.

Dividends

Dividends paid in cash on the Common Shares will be included in the recipient’s income for the purposes of the Tax Act. Such dividends received by an individual holder of Common Shares will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A holder that is a corporation will include such dividends in computing its taxable income.

A holder of Common Shares that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which will include cash dividends.

United States non-resident withholding tax on such dividends received by Canadian resident holders is generally eligible for foreign tax credit or deduction treatment, where applicable, under the Tax Act. Holders should consult their own tax advisors with respect to their eligibility for such foreign tax credits or deductions.

Disposition of Common Shares

Any disposition or deemed disposition of Common Shares by a holder (other than to the Corporation) will result in the realization of a capital gain (or capital loss) in the taxation year of the disposition to the extent the proceeds of disposition exceed (or are exceeded by) the aggregate of the adjusted cost base of the disposed property and any reasonable costs of disposition.

Taxation of Capital Gains and Losses

One-half of any such capital gain (a taxable capital gain) must be included in computing the income of the holder in the year of disposition, and one-half of any such capital loss (an allowable capital loss) generally must be deducted against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses in excess of taxable capital gains for the year of disposition generally may be deducted by the holder against net taxable capital gains realized in any of the three preceding years or in any subsequent year, subject to various detailed provisions of the Tax Act including provisions that apply to corporate holders after a change of control. Where a loss is otherwise realized by a corporation on Common Shares, the amount of the loss may be reduced in respect of dividends received or deemed to be received on the disposed shares, in accordance with certain rules in the Tax Act.

A holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, as defined in the Tax Act, may be liable to pay an additional refundable tax of 6 2/3% on its “aggregate investment income” for the year, which will include taxable capital gains.

Holders Not Resident in Canada

The following section is applicable to a subscriber who, for the purposes of the Tax Act and any applicable income tax treaty and at all relevant times, is not, and is not deemed to be, a resident of Canada and does not, and is not deemed to, use or hold Common Shares or Warrants in or in the course of, carrying on a business in Canada and is not an insurer who carries on an insurance business or is deemed to carry on an insurance business in Canada and elsewhere (in this section, a “Non-Resident Subscriber”).

Disposition of Common Shares

A Non-Resident Subscriber who holds Common Shares that are not “taxable Canadian property” will not be subject to tax under the Tax Act on the disposition of such Common Shares. Generally, Common Shares will not be taxable Canadian property of a Non-Resident Subscriber at a particular time provided that the Common Shares are listed on a prescribed stock exchange (which includes AMEX) at that time, unless, at any time during the sixty month period immediately preceding the disposition of the Common Shares by such Non-Resident Subscriber, the Non-Resident Subscriber, persons not dealing at arm’s length with such Non-Resident Subscriber, or the Non-Resident Subscriber together with all such persons, owned 25% or more of the issued shares of any class or series of the capital stock of the Corporation.

Material United States Income Tax Considerations

The following is a summary of the material U.S. federal income tax considerations of the acquisition, ownership and disposition of Common Shares by beneficial owners of Common Shares that acquire Common Shares pursuant to the exercise of a Warrant and that hold such Common Shares as capital assets (generally, for investment). This discussion is not a complete analysis or listing of all of the possible tax consequences of such transactions and does not address all tax considerations that might be relevant to particular holders in light of their personal circumstances or to persons that are subject to special tax rules.

This summary does not address the U.S. federal income tax consequences applicable to special classes of holders, such as financial institutions, regulated investment companies, real estate investment trusts, tax-exempt entities, insurance companies, persons holding the shares as part of a hedging, integrated or conversion transaction, constructive sale or “straddle,” U.S. expatriates, persons subject to the alternative minimum tax, dealers or traders in securities or currencies, or holders whose functional currency is not the U.S. dollar. Holders that are subject to special provisions under the Code, including the special classes of holders described above, should consult their own tax advisors regarding the U.S. federal, U.S. state and local, and foreign tax consequences arising from and relating to the acquisition, ownership, and disposition of the Common Shares.

As used in this section, the term “U.S. person” means: (i) an individual citizen or resident, for U.S. federal income tax purposes, of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust (a) that is subject to the supervision of a court within the United States and the control of one or more U.S. persons as described in Section 7701(a)(30) of the Code or (b) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person. As used in this section, the term “U.S. Holder” means a beneficial owner of Common Shares that is a U.S. person.

The term “Non-U.S. Holder” means any holder of Common Shares that is neither a U.S. Holder nor a partnership (including for this purpose any entity that is treated as a partnership for U.S. federal income tax purposes).

The following discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), U.S. judicial decisions, administrative pronouncements and existing and proposed Treasury regulations, all as in effect as of the date hereof. All of the preceding authorities are subject to change, possibly with retroactive effect, so as to result in U.S. federal income tax consequences different from those discussed below. The Corporation has not requested, and will not request, a ruling from the U.S. Internal Revenue Service (“IRS”) with respect to any of the U.S. federal income tax consequences described below, and as a result there can be no assurance that the IRS will not disagree with or challenge any of the conclusions the Corporation has reached and described herein.

If a pass-through entity, including a partnership or other entity treated as a partnership, for U.S. federal income tax purposes, holds Common Shares, the U.S. federal income tax treatment of an owner, partner or shareholder of such pass-through entity generally will depend on the status of such owner, partner or shareholder of such entity, and the activities of the pass-through entity. A U.S. person that is an owner, partner or shareholder of the pass-through entity holding Common Shares should consult its own tax advisor.

The following discussion is for general information only and is not intended to be, nor should it be construed to be, legal or tax advice to any holder of Warrants or Common Shares and no opinion or representation with respect to the U.S. federal income tax consequences to any such holder is made. All holders of Warrants or Common Shares are urged to consult their tax advisors as to the particular consequences to them under U.S. federal, state and local, estate and gift and applicable foreign tax laws of the acquisition, ownership and disposition of Common Shares.

U.S. Holders

The rules discussed in the following paragraphs will apply to the ownership and disposition of Common Shares by a U.S. Holder, as defined above.

Distributions on Common Shares

The gross amount of any distribution received by a U.S. Holder with respect to Common Shares will be included in the gross income of such U.S. Holder, as a dividend, to the extent attributable to current or accumulated earnings and profits of the Corporation, as determined under U.S. federal income tax principles.

To the extent that the amount of any distribution exceeds the Corporation’s current and accumulated earnings and profits for a taxable year, the distribution will first be treated as a tax-free return of capital, causing a reduction in the adjusted tax basis of the Common Shares with respect to which the distribution was made, and to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Common Shares.

With certain exceptions, any dividends the Corporation pays to a U.S. Holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied.

With certain exceptions (including but not limited to dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, qualified dividends received by a non-corporate U.S. Holder, such as dividends on the Common Shares, generally will be treated as net capital gain subject to tax at the maximum tax rate accorded to capital gains for taxable years beginning on or before December 31, 2010, after which the rate applicable to qualified dividends is scheduled to return to the tax rate generally applicable to ordinary income.

Sale or Other Taxable Disposition of Common Shares

In general, a U.S. Holder must treat any gain or loss recognized upon a sale, exchange, redemption or other taxable disposition of a Common Share as capital gain or loss. Any such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period for the disposed of Common Share exceeds one year. In general, a U.S. Holder will recognize gain or loss in an amount equal to the difference between the sum of the amount of cash and the fair market value of any property received in such disposition and the U.S. Holder’s adjusted tax basis in the Common Share. A U.S. Holder’s adjusted tax basis in the Common Share received on the exercise of a Warrant generally will equal the amount such holder paid for the Warrant plus the exercise price, reduced by any prior return of capital. For non-corporate U.S. Holders, long-term capital gains are subject to favorable tax rates. Deductions for capital losses are subject to complex limitations under the Code.

Information Reporting and Backup Withholding

In general, information reporting requirements will apply to the payment of dividends of the Common Shares or the proceeds received on the sale, exchange, or redemption of Common Shares paid within the United States (and in certain cases, outside the United States) to holders other than certain exempt recipients (such as corporations, holders that are not U.S. Holders that provide appropriate certification, and certain other persons). In addition, a backup withholding tax (currently imposed at a rate of 28%) may apply to such amounts if the holder fails to provide an accurate taxpayer identification number, or is notified by the IRS that it has failed to report dividends required to be shown on its federal income tax returns. The amount of any backup withholding from a payment to a U.S. Holder will generally be allowed as a credit against the U.S. Holder’s United States federal income tax liability, and may entitle such holder to a refund, provided that the required information is provided to the IRS in a timely manner.

Non-U.S. Holders

The rules discussed in the following paragraphs will apply to the ownership and disposition of Common Shares by a Non-U.S. Holder, as defined above.

U.S. Trade or Business Income

For purposes of this discussion, dividend income and gain on the sale, exchange or other taxable disposition of Common Shares will be considered to be “U.S. trade or business income” to a Non-U.S. Holder if such income or gain is (i) effectively connected with the conduct of a trade or business within the United States by such holder and (ii) if such holder is eligible for the benefits of an income tax treaty with the United States, attributable to a permanent establishment (or, if such holder is an individual, a fixed base) that the Non-U.S. Holder maintains in the United States. Generally, U.S. trade or business income is not subject to U.S. federal withholding tax (provided that a Non-U.S. Holder complies with applicable certification and disclosure requirements); instead, a Non-U.S. Holder is subject to U.S. federal income tax on a net basis at regular U.S. federal income tax rates (in the same manner as a U.S. person) on such holder’s U.S. trade or business income. If a Non-U.S. Holder is a corporation, any U.S. trade or business income that such holder receives may also be subject to a “branch profits tax” at a 30% rate, or at a lower rate prescribed by an applicable income tax treaty.

Distributions

Distributions of cash or property that the Corporation pays in respect of the Common Shares will constitute dividends for U.S. federal income tax purposes to the extent paid from the Corporation’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). A Non-U.S. Holder generally will be subject to U.S. federal withholding tax at a 30% rate, or at a reduced rate prescribed by an applicable income tax treaty, on any dividends received in respect of the Common Shares , provided that such dividends are not considered U.S. trade or business income. If the amount of the distribution exceeds the Corporation’s current and accumulated earnings and profits, such excess first will be treated as a return of capital to the extent of such Non-U.S. Holder’s tax basis in the Common Shares, and thereafter will be treated as capital gain. In order to obtain a reduced rate of U.S. federal withholding tax under an applicable income tax treaty, a Non-U.S. Holder will be required to provide a properly executed IRS Form W-8BEN certifying its entitlement to benefits under the treaty. If a Non-U.S. Holder is eligible for a reduced rate of U.S. federal withholding tax under an income tax treaty, such holder may obtain a refund or credit of any excess amounts withheld by filing an appropriate claim for a refund with the IRS. Each Non-U.S. Holder is urged to consult its own tax advisor regarding any possible entitlement to benefits under an income tax treaty.

Sale or Other Taxable Disposition of Common Shares

A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of any gain on a sale, exchange, redemption or other disposition of Common Shares unless:

•	the gain is U.S. trade or business income, in which case, such gain will be taxed as described in “Non-U.S. Holders — U.S. Trade or Business Income,” above;

•	such Non-U.S. Holder is an individual who is present in the United States for 183 or more days in the taxable year of the disposition and certain other conditions are met, in which case such holder will be subject to U.S. federal income tax at a rate of 30% (or a reduced rate under an applicable tax treaty) on the amount by which certain capital gains allocable to U.S. sources exceed certain capital losses allocable to U.S. sources; or

•	the Corporation is or has been a “U.S. real property holding corporation” (a “USRPHC”) under section 897 of the Code at any time during the shorter of the five-year period ending on the date of the sale, exchange or disposition and a Non-U.S. Holder’s holding period for the Common Shares (the “applicable period”), in which case, such gain will generally be subject to U.S. federal income tax in the same manner as U.S. trade or business income.

In general, a corporation is a USRPHC if the fair market value of its “U.S. real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. In the event that the Corporation is determined to be a USRPHC gain will not be subject to tax as U.S. trade or business income if a Non-U.S. Holder’s holdings of the Corporation’s Common Shares (direct and indirect) at all times during the applicable period constituted 5% or less of the Corporation’s common stock, provided that the common stock was regularly traded on an established securities market during such period (for this purpose, any Non-U.S. Holder that holds Warrants will be treated as holding the amount of Common Shares to which such holder would be entitled upon exercise of such Warrants). The Corporation believes that it is not currently, and does not anticipate becoming in the future, a USRPHC for U.S. federal income tax purposes.

Information Reporting and Backup Withholding Tax

The Corporation must annually report to the IRS and to each Non-U.S. Holder any dividend income that is subject to U.S. federal withholding tax, or that is exempt from such withholding pursuant to an income tax treaty. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which a Non-U.S. Holder resides. Under certain circumstances, the Code imposes a backup withholding obligation on certain reportable payments. Dividends paid to a Non-U.S. Holder will generally be exempt from backup withholding if such holder provides a properly executed IRS Form W-8BEN or otherwise establishes an exemption and the Corporation does not have actual knowledge or reason to know that such holder is a U.S. person or that the conditions of such other exemption are not, in fact, satisfied.

The payment of the proceeds from the disposition of Common Shares to or through the U.S. office of any broker (U.S. or foreign) will be subject to information reporting and possible backup withholding unless a Non-U.S. Holder certifies as to its non-U.S. status under penalties of perjury or otherwise establishes an exemption and the broker does not have actual knowledge or reason to know that such holder is a U.S. person or that the conditions of any other exemption are not, in fact, satisfied. The payment of proceeds from the disposition of the Common Shares to or through a non-U.S. office of a non-U.S. broker will not be subject to information reporting or backup withholding unless the non-U.S. broker has certain types of relationships with the United States (a “U.S. related financial intermediary”). In the case of the payment of proceeds from the disposition of the Common Shares to or through a non-U.S. office of a broker that is either a U.S. person or a U.S. related financial intermediary, the Treasury regulations require information reporting (but not backup withholding) on the payment unless the broker has documentary evidence in its files that the owner is a Non-U.S. Holder and the broker has no knowledge to the contrary. Each Non-U.S. Holder is urged to consult its tax advisor on the application of information reporting and backup withholding in light of its particular circumstances.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be refunded or credited against such holder’s U.S. federal income tax liability, if any, provided that the required information is furnished to the IRS in a timely manner.

THE ABOVE SUMMARY IS NOT INTENDED TO CONSTITUTE A COMPLETE ANALYSIS OF ALL TAX CONSEQUENCES RELATING TO THE PURCHASE, OWNERSHIP AND DISPOSITION OF COMMON SHARES. EACH INVESTOR SHOULD CONSULT WITH ITS OWN TAX ADVISOR CONCERNING THE TAX CONSEQUENCES OF ITS PARTICULAR SITUATION.

Legal Matters

Certain legal matters relating to Canadian law in connection with the offering of Common Shares on exercise of the Warrants will be passed upon on behalf of the Corporation by Macleod Dixon LLP. Certain legal matters relating to United States law in connection with the Common Shares offered hereby will be passed upon on behalf of the Corporation by Paul, Weiss, Rifkind, Wharton & Garrison LLP.

As at the date of this prospectus supplement, the partners and associates of Macleod Dixon LLP, as a group, beneficially own, directly or indirectly, less than 1% of any class of securities of the Corporation. Craig Hoskins, a partner at Macleod Dixon LLP, serves as Corporate Secretary to the Corporation.

Independent Registered Public Accounting Firms

The consolidated financial statements of Oilsands Quest Inc. as of April 30, 2008, and for the year ended April 30, 2008 and the period from inception on April 3, 1998 to April 30, 2008, have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

The audited consolidated financial statements for the fiscal year ended April 30, 2007, incorporated in this prospectus supplement and the accompanying prospectus by reference to our Annual Report, have been so incorporated in reliance on the report of Pannell Kerr Forster, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Disclosure of Commission Position on Indemnification
for Securities Act Liabilities

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Corporation pursuant to state law, the Corporation’s governing documents, or by contract with the foregoing persons, or otherwise, the Corporation has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

Transfer Agent and Registrar

The transfer agent and registrar for the Common Shares is, and for the Warrants issued under the Warrant Indenture will be, Computershare Trust Company of Canada at its principal offices in Vancouver, British Columbia and Toronto, Ontario.

BASE SHELF PROSPECTUS DATED NOVEMBER 7, 2007

This prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and in those jurisdictions only by persons permitted to sell such securities. No securities commission or similar authority in Canada or the United States of America has in any way passed upon the merits of the securities offered by this prospectus and any representation to the contrary is an offence.

Certain of the directors and officers of the issuer and certain of the experts named in this prospectus reside outside of Canada. The issuer has appointed Macleod Dixon LLP, 400 — Third Avenue S.W., Suite 3700, Calgary, Alberta T2P 4H2 as its agent for service of process in Canada, but it may not be possible for investors to effect service of process within Canada upon the directors, officers and experts referred to above. It may also not be possible to enforce against the issuer, its directors and officers and certain of the experts named in this prospectus judgments obtained in Canadian courts predicated upon the civil liability provisions of applicable securities laws in Canada.

This prospectus is part of a registration statement that we have filed with the Securities and Exchange Commission using a “shelf” registration process. We will describe the specific terms and manner of offering of our shares of common stock, warrants and/or units by providing a prospectus supplement each time we offer and issue our securities. The applicable prospectus supplement will provide information about the terms of the shares and warrants, which may be offered as a unit, and may add, update or change other information contained in this prospectus. This prospectus may not be used to sell securities unless accompanied by a prospectus supplement.

Our common stock is registered under Section 12(b) of the Securities Exchange Act of 1934 (the “Exchange Act”) and is listed on the American Stock Exchange under the symbol “BQI”. The last reported sales price per share of our common stock as reported by the American Stock Exchange on November 5, 2007, was $5.57.

You should carefully read this prospectus and any applicable prospectus supplement before you invest. Investing in our securities involves a high degree of risk. SEE “RISK FACTORS” BEGINNING ON PAGE 5.

The securities offered by this prospectus may be offered directly, through agents designated from time to time by us, or through underwriters or dealers. If any agents or underwriters are involved in the sale of any of the securities offered by this prospectus, their names and any applicable purchase price, fee, commission or discount arrangement between or among them, will be set forth in the applicable prospectus supplement.

The date of this prospectus is November 7, 2007.

ABOUT THIS PROSPECTUS

This prospectus is part of a “shelf” registration statement that we filed with the Securities and Exchange Commission, or SEC. By using a shelf registration statement, we may sell any amount of our securities described in this prospectus from time to time and in one or more offerings. Each time we sell securities, we will provide a prospectus supplement to this prospectus that contains specific information about the terms of the offering. Each prospectus supplement may also add, update or change information contained in this prospectus. Before purchasing any securities, you should carefully read this prospectus, any accompanying prospectus supplement, and any free writing prospectus prepared by or on behalf of us, together with the documents we have incorporated by reference in this prospectus described under the heading “Documents Incorporated by Reference.” You should also review the additional information described under the heading “Where You Can Find More Information.”

You should only rely on the information contained in or incorporated by reference into this prospectus and in any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these shares in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any accompanying prospectus supplement, and any free writing prospectus prepared by or on behalf of us is accurate only as of the date of their respective covers. Our business, financial condition, plan of operations and prospects may have subsequently changed.

OILSANDS QUEST INC.

We operate through six subsidiary corporations and conduct limited joint venture activities directly. Our primary operating subsidiary is Oilsands Quest Sask Inc. (“OQI Sask”), an Alberta corporation. We own 100% of the issued and outstanding voting common shares of OQI Sask. OQI Sask is involved in oil sands exploration focused primarily on its oil sands exploration licenses and permits in Saskatchewan and Alberta. The company has initiated pre-commercialization studies for its Axe Lake Discovery in the province of Saskatchewan, placing it at the forefront of the development of an oil sands industry in the province of Saskatchewan.

We have generated no revenue. We have used significant funds in operations, and expect this trend to continue for the foreseeable future. There is no assurance that we can generate net income, increase revenues or successfully explore and exploit our properties.

Our principal offices are located at 205, 707-7th Avenue SW, Calgary, Alberta, Canada, T2P 3H6, and our telephone number is (403) 263-1623. We are a Colorado corporation. Our website is www.oilsandsquest.com. Our website is not a part of this prospectus.

DOCUMENTS INCORPORATED BY REFERENCE

The SEC allows us to “incorporate by reference” the information in documents we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. These documents provide a significant amount of information about us. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of this offering.

•	Our Annual Report on Form 10-KSB for the fiscal year ended April 30, 2007 (filed July 30, 2007)

•	Our Quarterly Report on Form 10-Q for the quarter ended July 31, 2007 (filed September 14, 2007)

•	Our Current Reports on Form 8-K, as amended, reporting events of (filing date in parentheses):

October 11, 2007	(October 15, 2007)
July 24, 2007	(July 26, 2007)
June 28, 2007	(July 5, 2007)
May 4, 2007	(May 7, 2007)
May 3, 2007	(May 4, 2007)

•	Our Registration Statement on Form 10-SB filed October 14, 1999, registering our Common Stock under the Securities Act of 1934, as amended by Form 8-A filed on March 13, 2006 and on August 23, 2006.

You may request a copy of these filings or a copy of any or all of the documents referred to above which have been or may be incorporated in this prospectus by reference, at no cost, by writing us or calling us at the following address and telephone number:

Oilsands Quest Inc.
205, 707-7th Avenue SW
Calgary, Alberta T2P 3H6
CANADA
Telephone No.: (403) 263-1623
Facsimile No.: (403) 263-9812

Where You Can Find More Information

The documents described above are available electronically in the EDGAR database on the web site maintained by the SEC. You can find this information at http://www.sec.gov. You may also read and copy any materials we have filed with the SEC at the SEC’s public reference room at 100 F Street, NE, Washington, DC 20549. You may obtain information on the operation of the public reference room by calling the SEC at 1-800-SEC-0330.

Note of Caution Regarding Forward-Looking Statements

Except for statements of historical fact relating to the company, this prospectus contains certain “forward-looking information” within the meaning of applicable securities law. Forward-looking information is frequently characterized by words such as “plan”, “expect”, “project”, “intend”, “believe”, “anticipate”, “estimate”, “potential”, “prospective” and other similar words, or statements that certain events or conditions “may” “will” or “could” occur. Forward-looking statements such as the estimates of resources, references to our drilling program, geophysical programs, reservoir field testing and analysis program, the pilot in-situ production program, and timing of such programs are based on the opinions and estimates of management and our independent evaluators at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those anticipated in the forward-looking statements, which include but are not limited to risks inherent in the oil sands industry, regulatory and economic risks, and risks associated with our ability to implement our business plan. There are uncertainties inherent in forward-looking information, including factors beyond our control, and no assurance can be given that the programs will be completed on time, on budget or at all. In addition, there are numerous uncertainties inherent in estimating resources, including many factors beyond the company’s control. In general, estimates of resources are based upon a number of factors and assumptions made as of the date on which the estimates were determined, such as geological, technological and engineering estimates which have inherent uncertainties. We undertake no obligation to update forward-looking information if circumstances or management’s estimates or opinions should change, except as required by law. The reader is cautioned not to place undue reliance on forward-looking statements. The risks and uncertainties set forth above are not exhaustive. Readers should refer to our annual report on Form 10-KSB and other documents incorporated by reference in this prospectus, which are available at www.sedar.com and at www.sec.gov for a detailed discussion of these risks and uncertainties and details regarding the location and extent of our land holdings.

RISK FACTORS

This investment has a high degree of risk. Before you invest you should carefully consider the risks and uncertainties described below and the other information in our Form 10-KSB for the fiscal year ended April 30, 2007. If any of the following risks actually occur, our business, operating results and financial condition could be harmed and the value of our stock could go down. This means you could lose all or a part of your investment.

RISKS RELATED TO OUR BUSINESS:

Due to Our History of Operating Losses, We are Uncertain That We Will Be Able to Maintain Sufficient Cash to Accomplish Our Business Objectives

The consolidated financial statements have been prepared assuming that we will continue as a going concern. During the fiscal years ended April 30, 2007 and 2006 we suffered net losses of $68,794,741 and $52,640,903, respectively. At April 30, 2007, there was stockholders’ equity and working capital of $386,833,545 and $5,819,466, respectively. For the three months ended July 31, 2007, we had a net loss of $6,190,484 and there was stockholders’ equity and working capital of $432,815,638 and $46,821,400, respectively. There is no assurance that we can generate net income, increase revenues or successfully explore and exploit our properties.

See the “Plan of Operation” of our Form 10-KSB for the fiscal year ended April 30, 2007 for a description of management’s plans in regard to this issue. The financial statements do not include any adjustments relating to the recoverability and classification of assets or the amounts and classification of liabilities that might be necessary should we be unsuccessful in implementing these plans.

Our Business Plan is Highly Speculative and its Success Depends, In Part, On Exploration Success on the Permit Lands

Our business plan is focused primarily on the exploration for oil sands deposits on our permitted, licensed and leased lands in the Provinces of Saskatchewan and Alberta. Exploration itself is highly speculative. We are subject to all of the risks inherent in oil sands exploration and development, including identification of commercial projects, operation and revenue uncertainties, market sizes, profitability, market demand, commodity price fluctuations and the ability to raise further capital to fund activities. There can be no assurance that we will be successful in overcoming these risks. These risks are further exacerbated by our dependence on OQI Sask as our primary asset.

THE BUSINESS OF OIL SANDS EXPLORATION IS SUBJECT TO MANY RISKS:

Nature of Oil Sands Exploration and Development

Oil sands exploration and development is very competitive and involves many risks that even a combination of experience, knowledge and careful evaluation may not be able to overcome. As with any petroleum property, there can be no assurance that commercial deposits of bitumen will be produced from the OQI Sask Permit Lands in Saskatchewan and Alberta, oil sands exploration licenses in Saskatchewan, or the Eagles Nest Prospect and Pasquia Hills Oil Shale Prospect. Furthermore, the marketability of any discovered resource will be affected by numerous factors beyond our control. These factors include, but are not limited to, market fluctuations of prices, proximity and capacity of pipelines and processing equipment, equipment availability and government regulations (including, without limitation, regulations relating to prices, taxes, royalties, land tenure, allowable production, importing and exporting of oil and gas and environmental protection). The extent of these factors cannot be accurately predicted, but the combination of these factors may result in us not receiving an adequate return on invested capital.

Reserves and Resources

We have not yet established any reserves. There are numerous uncertainties inherent in estimating quantities of bitumen resources and reserves, including many factors beyond our control, and no assurance can be given that the recovery of bitumen will be realized. In general, estimates of recoverable bitumen resources and reserves are based upon a number of factors and assumptions made as of the date on which the resource and reserves estimates were determined, such as geological and engineering estimates which have inherent uncertainties, the assumed effects of regulation by governmental agencies and estimates of future commodity prices and operating costs, all of which may vary considerably from estimated results. All such estimates are, to some degree, uncertain and classifications of resources and reserves are only attempts to define the degree of uncertainty involved. For these reasons, estimates of the recoverable bitumen, the classification of such resources and reserves based on risk of recovery, prepared by different engineers or by the same engineers at different times, may vary substantially. No estimates of commerciality or recoverable bitumen resources or reserves can be made at this time, if ever.

Capital Requirements and Liquidity

Significant amounts of capital will be required to explore the OQI Sask Permit Lands in Saskatchewan and Alberta, oil sands exploration licenses in Saskatchewan, the Eagles Nest Prospect and the Pasquia Hills Oil Shale Prospect. The only source of future funding presently available to us is through the sale of additional equity capital and borrowing funds or selling a portion of our interest in our assets. There is no assurance that any additional equity capital or borrowings required will be obtainable on terms acceptable to us, if at all. Failure to obtain such additional financing could result in delays or indefinite postponement of further exploration and development of our projects. Equity financing, if available, may result in substantial dilution to existing stockholders.

Government Regulations, Permits, Leases and Licenses

The business of resource exploration and development is subject to substantial regulation under Canadian provincial and federal laws relating to the exploration for, and the development, upgrading, marketing, pricing, taxation, and transportation of oil sands bitumen and related products and other matters. Amendments to current laws and regulations governing operations and activities of oil sands exploration and development operations could have a material adverse impact on our business. In addition, there can be no assurance that income tax laws, royalty regulations and government incentive programs related to the OQI Sask Permit Lands in Saskatchewan, oil sands exploration licenses in Saskatchewan, the Alberta Permits, the Eagles Nest Prospect and the Pasquia Hills Oil Shale Prospect and the oil sands industry generally, will not be changed in a manner which may adversely affect our progress and cause delays, or cause the inability to explore and develop, resulting in the abandonment of these interests.

Permits, leases, licenses, and approvals are required from a variety of regulatory authorities at various stages of exploration and development. There can be no assurance that the various government permits, leases, licenses and approvals sought will be granted in respect of our activities or, if granted, will not be cancelled or will be renewed upon expiry. There is no assurance that such permits, leases, licenses, and approvals will not contain terms and provisions which may adversely affect our exploration and development activities.

Third Party Liability and Environmental Liability

The Company’s operations could result in liability for personal injuries, property damage, oil spills, discharge of hazardous materials, remediation and clean-up costs and other environmental damages. We could be liable for environmental damages caused by previous owners. As a result, substantial liabilities to third parties or governmental entities may be incurred, and the payment of such liabilities could have a material adverse effect on our financial condition and results of operations. We currently have a limited amount of insurance and, at such time as we commence additional operations, we expect to obtain and maintain additional insurance coverage for our operations, including limited coverage for sudden environmental damages, but we do not believe that insurance coverage for environmental damage that occurs over time is available at a reasonable cost. Moreover, we do not believe that insurance coverage for the full potential liability that could be caused by sudden environmental damages is available at a reasonable cost. Accordingly, we may be subject to liability or may lose substantial portions of our properties in the event of certain environmental damages. The Company could incur substantial costs to comply with environmental laws and regulations which could affect our ability to operate as planned.

Fiscal Regime

Any development of our resource assets will be directly affected by the royalty regime applicable. The economic benefit of future capital expenditures for the project is, in many cases, dependent on a satisfactory fiscal regime (royalties and taxes). The Government of Saskatchewan receives royalties on production of oil, gas and other minerals from lands in which it owns the relevant mineral rights. The Government of Saskatchewan owns the relevant mineral rights on the OQI Saskatchewan Lands. The current royalty regime relating to bitumen production in Saskatchewan provides for a royalty of

1% of gross bitumen revenue is payable until the project has recovered specified allowed costs. Once such allowed costs are recovered, a net royalty of 20% of operating income is payable.

The Government of Alberta receives royalties on production of natural resources from lands in which it owns the mineral rights. On October 25, 2007, the Government of Alberta unveiled a new royalty regime. The new regime will introduce new royalties for conventional oil, natural gas and bitumen effective January 1, 2009 that are linked to commodity prices and production levels and will apply to both new and existing oil sands projects and conventional oil and gas activities.

Currently, in respect of oil sands projects having regulatory approval, a royalty of one percent of gross bitumen revenue is payable prior to the payout of specified allowed costs, including certain exploration and development costs, operating costs and a return allowance. Once such allowed costs have been recovered, a royalty of the greater of: (a) one percent of gross bitumen revenue; and (b) 25 percent of net bitumen revenue (calculated as being gross bitumen revenue less operating costs and additional capital expenditures incurred since payout (“net royalty”)) is levied.

Under the new regime, the Government of Alberta will increase its royalty share from oil sands production by introducing price-sensitive formulas which will be applied both before and after specified allowed costs have been recovered. The gross royalty will start at one percent of gross bitumen revenue and will increase for every dollar that world oil price, as reflected by the West Texas Intermediate (“WTI”) crude oil price, is above CDN$120 per barrel or higher. The net royalty on oil sands will start at 25 percent of net bitumen revenue and will increase for every dollar the WTI crude oil price is above CDN$55 per barrel to 40 percent when the WTI crude oil price is CDN$120 per barrel or higher. Prior to the payout of specified allowed costs, including certain exploration and development costs, operating costs and a return allowance, the gross royalty is payable. Once such allowed costs have been recovered, a royalty of the greater of: (a) the gross royalty and (b) the net royalty is payable. The Government of Alberta has announced that it intends to review and, if necessary, revise current rules and enforcement procedures with a view to clearly defining what expenditures will qualify as specified allowed costs.

The implementation of the proposed changes to the royalty regime in Alberta is subject to certain risks and uncertainties. The significant changes to the royalty regime require new legislation, changes to existing legislation and regulation and development of proprietary software to support the calculation and collection of royalties. Additionally, certain proposed changes contemplate further public and/or industry consultation. There may be modifications introduced to the proposed royalty structure prior to the implementation thereof.

There can be no assurance that the Governments of Alberta or Saskatchewan or the Government of Canada will not adopt a new fiscal regime or otherwise modify the existing fiscal regime (royalties and taxes) governing oil sands producers in a manner that could materially affect the financial prospects and results of operations of oil sands developers and producers in Alberta and Saskatchewan.

Emissions Regulations

In late 2002 the Government of Canada ratified the Kyoto Protocol, an international agreement designed to set legally binding targets to reduce certain emissions of carbon dioxide, methane and other greenhouse gasses, or “GHGs”. On October 19, 2006 the Government of Canada introduced into Parliament the Clean Air Act (Bill C-30) and released its accompanying Notice of Intent to Develop and Implement Regulations and Other Measures to Reduce Air Emissions, or the “Notice.” The Bill and the Notice were intended to reflect the Government’s “made in Canada” approach to Canada’s Kyoto Protocol obligations and reduce certain industrial air pollutants and GHG emissions in Canada. The Notice announced the Government’s intent to set emission intensity based reduction targets for GHGs for certain industries to come into effect by the end of 2010 and long term GHG emission reduction targets from 2003 levels by 2050. Bill C-30 had not received Royal Assent as of the proroguing of Parliament on September 14, 2007 and therefore died as of that date. The Bill may be reintroduced, in the same form or with modifications, in the current session of Parliament.

On April 26, 2007, the Government of Canada announced a Regulatory Framework for Air Emissions and Other Measures to Reduce Air Emissions, or the “Framework”, which outlines proposed new requirements governing the emission of GHGs and other industrial air pollutants, including sulphur oxides, volatile organic compounds, particulate matter and possibly additional sector-specific pollutants in accordance with the Notice. The Framework introduces further, but not full, detail on new GHG and industrial air pollutant limits and compliance mechanisms that will apply to various industrial sectors, including oil sands extraction, starting in 2010. The Framework proposes GHG emission-

intensity reduction targets of six percent per year from 2007 to 2010, followed by annual reductions of two percent through 2015. The Government of Canada is in the process of consulting stakeholders about the emission-intensity targets which are contemplated to form the basis of new draft regulations scheduled to be released in early 2008. Industry may meet the reduction obligations through in-house GHG emission reductions, the purchase of offset credits, payments to a federal technology fund and some limited credits for emission reductions created between 1992 and 2006. The regulations implementing these changes have not been developed and are not in force as of October 30, 2007.

On September 9, 2007, the Government of Canada agreed to the Declaration on Climate Change, Energy Security and Clean Development of the Conference on Asian-Pacific Economic Cooperation (“APEC”). The Government of Canada agreed to work towards achieving an APEC-wide regional goal of a reduction in energy intensity relative to gross domestic product of at least 25 percent by 2030, with 2005 as the base year. The allocation of the energy intensity reductions amongst APEC nations was not determined.

On April 20, 2007 the Government of Alberta passed the Climate Change and Emissions Management Amendment Act establishing a framework for GHG emission reductions similar to the proposed federal Framework. The Specified Gas Emitters Regulation created under the Act came into effect on July 1, 2007. The Specified Gas Emitters Regulation requires facilities that emit more than 100,000 tonnes of carbon dioxide equivalent annually to reduce their emission intensity for the July 1, 2007 to December 31, 2007 period by 12 percent from 2003-2005 levels. New facilities in operation less than eight years will be required to achieve these reductions over the fourth to eighth years of operation. These obligations may be met by in-house reductions, the purchase of certain emission reductions or offset credits or a contribution of $15 per tonne of GHG emissions to a provincial technology fund.

The Government of Alberta conducted public consultations across the province between March and June 2007 to gather input with respect to future climate change action plans. A final climate change action plan is expected to be released by late fall 2007.

On June 14, 2007 the Government of Saskatchewan announced the Saskatchewan Energy and Climate Change Plan. The Plan’s main targets include a 32 percent reduction in GHG emissions from 2004 levels by 2020, and a reduction of 80 percent by 2050. In the non-renewable energy sector, the Government of Saskatchewan indicates that it will work with the industry to prepare a report and recommendations before the end of 2008 with respect to the reduction of flaring, venting and fugitive emissions. The Government of Saskatchewan will also work with the industry to develop carbon capture and storage alternatives. As of October 31, 2007, the Government of Saskatchewan has not made any regulatory changes to implement the Energy and Climate Change Plan in the non-renewable energy sector.

Future legislated GHG and industrial air pollutant emission reduction requirements and emission intensity requirements, or GHG and industrial air pollutant emission reduction or intensity requirements in future regulatory approvals, may require the restriction or reduction of GHG and industrial air pollutant emissions or emissions intensity from our future operations and facilities, payments to technology funds or purchase of emission reductions or offset credits. The reductions may not be technically or economically feasible for our operations and the failure to meet such emission reduction or emission intensity reduction requirements or other compliance mechanisms may materially adversely affect our business and result in fines, penalties and the suspension of operations. As well, equipment from suppliers which can meet future emission standards may not be available on an economic basis and other compliance methods of reducing emissions or emission intensity to levels required in the future may significantly increase our operating costs or reduce output. Emission reductions or offset credits may not be available for acquisition or may not be available on an economic basis. There is also the risk that provincial or federal governments, or both, could pass legislation which would tax such emissions.

Abandonment and Reclamation Costs

We are responsible for compliance with terms and conditions of environmental and regulatory approvals and all laws and regulations regarding the abandonment of a project and reclamation of its lands at the end of its economic life, which abandonment and reclamation costs may be substantial. A breach of such legislation and/or regulations may result in the issuance of remedial orders, the suspension of approvals, or the imposition of fines and penalties, including an order for cessation of operations at the site until satisfactory remedies are made. We have not yet incurred any significant retirement, abandonment or reclamation costs to date. However, it is not possible to estimate with certainty the abandonment and reclamation costs since they will be a function of regulatory requirements at the time.

Title Risks

None of the OQI Sask Permit Lands exploration permits and exploration licenses in Saskatchewan and Alberta, nor the Pasquia Hills Oil Shale Prospect permits has been converted to development leases. In the event that we do not meet the regulated requirements, or development conditions to convert our permits or licenses to leases or obtain an extension of such development requirements, our right to explore for bitumen or oil shale, as applicable, may be lost. We are satisfied that we have good and proper right, title and interest in and to the permits and licenses that we intend to exploit. However, we have not obtained title opinions on any of our interests. Accordingly, ownership of the oil sands and oil shale exploration rights could be subject to prior unregistered agreements or interests or undetected claims or interests.

Aboriginal peoples have claimed aboriginal title and rights to a substantial portion of western Canada. Certain aboriginal peoples have filed a claim against the Government of Canada, the Province of Alberta, certain governmental entities and the regional municipality of Wood Buffalo (which includes the City of Fort McMurray, Alberta) claiming, among other things, aboriginal title to large areas of lands surrounding Fort McMurray. Similar claims have been and could be made in the Province of Saskatchewan and elsewhere. If any such claim relating to lands on which we have rights was successful, it could have a significant adverse effect on our ability to conduct our business.

Operational Hazards

Our exploration and development activities are subject to the customary hazards of operation in remote areas. A casualty occurrence might result in the loss of equipment or life, as well as injury, property damage or other liability. While we maintain limited insurance to cover current operations, our property and liability insurance may not be sufficient to cover any such casualty occurrences or disruptions. Equipment failures could result in damage to our facilities and liability to third parties against which we may not be able to fully insure or may elect not to insure because of high premium costs or for other reasons. Our operations could be interrupted by natural disasters or other events beyond our control. Losses and liabilities arising from uninsured or under-insured events could have a material adverse effect on the business, our financial condition and results of our operations.

Competitive Risks

The Canadian and international petroleum industry is highly competitive in all aspects, including the exploration for, and the development of, new sources of supply, the acquisition of oil interests and the distribution and marketing of petroleum products. A number of companies other than our company are engaged in the oil sands business and are actively exploring for and delineating their resource bases. Some companies have announced plans to begin production of synthetic crude oil, or to expand existing operations. Expansion of existing operations and development of new projects could materially increase the supply of synthetic crude oil and other competing crude oil products in the marketplace and adversely affect plans for development of our lands.

ENVIRONMENTAL AND REGULATORY COMPLIANCE MAY IMPOSE SUBSTANTIAL COSTS ON US

Our operations are or will be subject to stringent federal, provincial and local laws and regulations relating to improving or maintaining environmental quality. Environmental laws often require parties to pay for remedial action or to pay damages regardless of fault. Environmental laws also often impose liability with respect to divested or terminated operations, even if the operations were terminated or divested many years ago.

Our exploration activities and drilling programs are or will be subject to extensive laws and regulations governing prospecting, development, production, exports, taxes, labor standards, occupational health, waste disposal, protection and remediation of the environment, protection of endangered and protected species, operational safety, toxic substances and other matters. Exploration and drilling is also subject to risks and liabilities associated with pollution of the environment and disposal of waste products. Compliance with these laws and regulations will impose substantial costs on us and will subject us to significant potential liabilities.

Costs associated with environmental liabilities and compliance have increased over time, and we expect these costs to continue to increase in the future. We will be required to book reserves for the costs of environmental obligations on our financial statements for such liabilities as our exploration operations proceed.

THE LOSS OF CURRENT MANAGEMENT MAY MAKE IT DIFFICULT FOR US TO OPERATE

Reliance on Key Personnel

Investors must rely upon the ability, expertise, judgment, discretion, integrity and good faith of our management and directors. The Company’s success is dependent upon its management and key personnel. The unexpected loss or departure of any of our key officers and employees could be detrimental to our future success. Except for a key man insurance policy of $5 million CDN on our President and Chief Executive Officer, we do not maintain key man insurance on our management.

FLUCTUATIONS IN U.S. AND CANADIAN DOLLAR EXCHANGE RATES MAY HAVE A MATERIAL ADVERSE IMPACT

Commodity prices and costs related to the Company’s activities, if and when applicable, will generally be based on a U.S. dollar market price. Fluctuations in the U.S. and Canadian dollar exchange rate may cause a negative impact on revenue and costs and could have a material adverse impact on the Company.

RISKS RELATING TO OUR COMMON STOCK

We Have Numerous Outstanding Options, Warrants and Commitments to Issue Shares, Which May Adversely Affect The Price of Our Common Stock

We have reserved 18,447,134 shares of our Common Stock for issuance upon exercise of outstanding options under plans and warrants at prices as low as $1.75 per share. The Company has also reserved 1,961,900 shares to be issued on settlement of debt of a former subsidiary. Pursuant to the Reorganization Agreement with OQI Sask dated August 14, 2006, the Company is required to issue up to 76,504,304 shares of its Common Stock for all of the OQI Sask Exchangeable Shares (including warrants and options to acquire) issued upon the closing (the “Reorganization”). As of October 29, 2007, 32,976,094 OQI Sask Exchangeable Shares have already been exchanged for our Common Stock and up to an additional 43,528,210 OQI Sask Exchangeable Shares may be issued and exchanged for Common Stock. Any sale into the public market of our Common Stock purchased privately at prices below the current market price could be expected to have a depressive effect on the market price of our Common Stock.

Future Sales of our Common Stock May Cause our Stock Price to Decline

Our stock price may decline by future sales of our shares or the perception that such sales may occur. If we issue additional shares of Common Stock in private financings under an exemption from the registration laws, then those shares will constitute “restricted shares” as defined in Rule 144 under the Securities Act of 1933 (the “1933 Act”). The restricted shares may only be sold if they are registered under the 1933 Act, or sold under Rule 144, or another exemption from registration under the 1933 Act.

Some of our outstanding restricted shares of Common Stock are either eligible for sale pursuant to Rule 144 or have been registered under the Act for resale by the holders. We are unable to estimate the amount, timing, or nature of future sales of outstanding Common Stock. Sales of substantial amounts of our Common Stock in the public market may cause the stock’s market price to decline.

Dividend Policy

The Company did not declare or pay cash or other dividends on its Common Stock during the past two fiscal years. Payment of dividends by the Company will depend upon the Company’s financial condition, results of operations, capital requirements and such other factors as the Board of Directors of the Company may deem relevant.

Our Stock Price Can Be Extremely Volatile

The trading price of our Common Stock has been and could continue to be subject to wide fluctuations in response to announcements of our business developments or those of our competitors, world commodity prices, periodic updates on our resource assessments, quarterly variations in operating results, and other events or factors. In addition, stock markets have experienced extreme price volatility in recent years. This volatility has had a substantial effect on the market prices of companies, at times for reasons unrelated to their operating performance. Such broad market fluctuations may adversely affect the price of our Common Stock.

Issuance of Preferred Stock and Our Anti-Takeover Provisions Could Delay or Prevent a Change in Control and May Adversely Affect our Common Stock.

We are authorized to issue 10,000,000 shares of preferred stock which may be issued in series from time to time with such designations, rights, preferences and limitations as our Board of Directors may determine by resolution. The rights of the holders of our Common Stock will be subject to and may be adversely affected by the rights of the holders of any of our preferred stock that may be issued in the future. Issuance of a new series of preferred stock, or providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or discourage a third party from acquiring our outstanding shares of Common Stock. On October 30, 2006, the Company’s shareholders approved staggered terms for the Board of Directors, which could make removal of the Board of Directors more difficult for a third party. The Class A directors will serve until the annual meeting in 2009, the Class B directors until the annual meeting in 2008, and the Class C directors until the annual meeting in 2010, or each until their successors are duly elected or appointed or until their earlier death, resignation or removal. After the respective annual meetings in 2008 and 2009, each term for directors will be three years. In addition to a staggered board, our Board of Directors adopted a stockholders rights plan in March 2006 and reserved 250,000 shares of Series A Junior Participating Preferred Stock. This stockholders rights plan could have the effect of discouraging, delaying or preventing an acquisition. In addition, the Company has designated one share as Series B Preferred Stock, which is issued and outstanding and represents 29,290,310 voting shares as of October 29, 2007, and upon the exercise of options to acquire Exchangeable Shares, will represent up to 43,528,210 voting shares. The Company has no present plans to issue any additional shares of preferred stock.

USE OF PROCEEDS

Unless otherwise indicated in the applicable prospectus supplement, we intend to use the net proceeds from the sale of the securities under this prospectus for: general corporate purposes; reservoir testing and other costs associated with the development of the Axe Lake discovery; and continued exploration on our permitted lands. Specific allocations of the proceeds for such purposes have not been made at this time.

DESCRIPTION OF WARRANTS AND UNITS

We may issue warrants to purchase common stock. Warrants may be issued independently or together with shares of our common stock, and sold as units, and may be attached to or separate from the securities. The warrants will be issued under warrant agreements as detailed in the prospectus supplement relating to warrants being offered. The applicable prospectus supplement will describe the material terms of the warrants.

We may issue units consisting of shares of common stock and warrants. The shares and warrants may be attached to or separate from each other, even though sold as a unit. The applicable prospectus supplement will describe the material terms of the units.

PLAN OF DISTRIBUTION

We may sell the securities offered under this prospectus through agents, through underwriters or dealers, or directly to one or more purchasers.

Underwriters, dealers, and agents that participate in the distribution of these securities may be underwriters as defined in the Securities Act of 1933 and any discounts or commissions received by them from us and any profit on the resale of these shares by them may be treated as underwriting discounts and commissions under the Securities Act. Any underwriters or agents will be identified and their compensation, including any underwriting discount or commission, will be described in the applicable prospectus supplement. The prospectus supplement will also describe other terms of the offering, including the initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers, and any securities exchanges on which these securities may be listed.

The distribution of these securities may occur from time to time in one or more transactions at a fixed price or prices, at market prices prevailing at the time of sale, at prices related to the prevailing market prices, or at negotiated prices.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Our Articles of Incorporation provide that we shall indemnify any officer, employee, agent or director against liabilities (including the obligation to pay a judgment, settlement, penalty, fine or expense), incurred in a proceeding (including any civil, criminal or investigative proceeding) to which the person was a party by reason of such status. Such indemnity may be provided if the person’s actions resulting in the liabilities: (i) were taken in good faith; (ii) were reasonably believed to have been in our best interest with respect to actions taken in the person’s official capacity; (iii) were reasonably believed not to be opposed to our best interest with respect to other actions; and (iv) with respect to any criminal action, the director had no reasonable grounds to believe the actions were unlawful. Unless the person is successful upon the merits in such an action, indemnification may generally be awarded only after a determination of independent members of the Board of Directors or a committee thereof, by independent legal counsel or by vote of the shareholders that the applicable standard of conduct was met by the director to be indemnified. A director, employee, agent, or officer who is wholly successful, on the merits or otherwise, in defense of any proceeding to which he or she was a party, is entitled to receive indemnification against reasonable expenses, including attorneys’ fees, incurred in connection with the proceeding. We may also indemnify or advance expenses to an officer, employee or agent who is not a director to a greater extent than permitted for indemnification of directors, if consistent with law and if provided for by our articles of incorporation, bylaws, resolution of our shareholders or directors or in a contract.

In addition to our Articles of Incorporation, the Company entered into indemnity agreements with our officers and directors. The agreement is a contractual supplement to the corporate indemnity provisions of the Company’s Articles of Incorporation. The material terms and conditions of the agreement are: (a) the Company shall indemnify and advance expenses to the indemnitee against claims if the indemnitee acted honestly and in good faith with a view to the best interests of the Company, and, with respect to any criminal proceeding, had no reasonable grounds to believe the indemnitee’s conduct was unlawful; (b) a description of how the Company will determine if indemnification is appropriate including the procedure for obtaining indemnification; (c) the procedure to authorize advancing expenses; (d) the indemnitee’s rights under the indemnity agreement will survive any merger or other consolidation; and (e) the indemnitee will be entitled to attorney’s fees and disbursements incurred in any suit against the Company for breach of the agreement, if the indemnitee prevails in whole or in part in such a suit.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.